Exhibit 99.2

XOMA Corporation

2015 EMPLOYEE STOCK PURCHASE PLAN (“ESPP”)

SUBSCRIPTION AGREEMENT AND AUTORIZATION OF DEDUCTION

PERSONAL INFORMATION

Employee Name:		Employee ID
	First M.I. Last	*Required (can be obtained through HR)
ENROLL / CHANGE
Complete this section to enroll in the ESPP as of the next six-month offering period or change the amount you are contributing to the ESPP. This authorization will remain in effect for future offering periods unless you change, stop or withdraw. Please indicate a whole number percentage from 1% to 10%.

I authorize XOMA to deduct         % of my gross eligible compensation (as defined in the ESPP) from my net pay and credit those deductions to my ESPP account. Please begin the deductions for the first pay period following the next enrollment date.

STOP CONTRIBUTIONS
Complete this section to stop existing payroll deductions to the ESPP but leave the current balance of your ESPP account to be used at the next applicable Purchase Date. This authorization will remain in effect unless terminated by you in writing.
I wish to stop payroll deductions to my ESPP account as follows (please select one): ☐ effective immediately ☐ effective immediately following the Purchase Date of the current offering period
WITHDRAW
Complete this section to withdraw from the ESPP, subject to payroll deadlines. Your payroll deductions will end immediately and your contributions will be returned to you. To participate in the future, you must re-enroll at least one business day prior to the first day of an offering period. No partial withdrawals from an offering period are permitted.
☐ I wish to withdraw all payroll deductions credited to my ESPP account and stop my participation in the ESPP
BENEFICIARY DESIGNATION
Name:	Name:	Name:
Address:	Address:	Address:
City, State, Zip:	City, State, Zip:	City, State, Zip:
Relationship, Benefit %:	Relationship, Benefit %:	Relationship, Benefit %:
SIGNATURE
Sign here to indicate you have read, understand and accept the terms described under the “Authorization” section on the back of this form. If you are married and designate someone other than your spouse as beneficiary, your spouse must also sign this form.

Your signature		Date:

Spouse’s signature:		Date:
To be completed by Stock Administration:
Dated Received:	Effective Date:

AUTHORIZATION

I wish to participate in the XOMA Corporation 2015 Employee Stock Purchase Plan, (“ESPP”) in accordance with the Plan and Prospectus which I have read. I understand that I may contribute from 1% to 10% of my eligible compensation toward the purchase of XOMA Corporation common stock through payroll deductions. Increases are allowed for future offering periods. I also understand that I may cancel my deduction at any time prior to the end of an offering period and my contributions will be returned to me. I also understand that this Subscription Agreement will remain in effect for the offering period immediately following the end of this offering period, unless terminated by me in writing.

I understand that if I dispose of any shares received by me pursuant to the ESPP within two years after the enrollment date (the first day of the offering period during which I purchase such shares) or within one year from the applicable exercise date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares on the exercise date over the price which I paid for the shares. I hereby agree to notify the Company in writing within 30 days after the date of any such disposition. I authorize any withholding XOMA may be required to do with respect to such disposition from other payments due to me.

However, if I dispose of such shares at any time after the expiration of both the two-year and one-year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income generally will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares over the option price, measured as if the option has been exercised on the enrollment date, or (b) the excess of fair market value of the shares at the time of such disposition over the purchase price for which I paid for the shares under the option. The remainder of the gain, if any recognized on such disposition will generally be taxed as capital gains.

I understand that XOMA makes no open or implied promises about the financial gain or losses to be achieved through participation in the ESPP. The success or failure of investment in XOMA shares is dependent on the stock market, over which XOMA has no control. I also understand that XOMA cannot provide personal investment or tax advice.

NAMING BENEFICIARIES

One or more persons may be named as beneficiaries. If more than one beneficiary is named and no percentage is indicated, those beneficiaries still living at the time payment is made will share equally in any payment from the ESPP.

If a minor is listed as a beneficiary and hence entitled to property upon your death, XOMA may distribute benefits to a custodian selected by XOMA under the Uniform Transfer to Minors Act if, at the time of payment , the minor has no guardian of the estate.

You may change your beneficiary designation at any time by submitting an updated ESPP Subscription Agreement.

To indicate your beneficiary designation(s):

•	To avoid confusion and delay in paying your account balance, list each beneficiary by his or her complete, legal name (including middle initial). Do not use nicknames.

•	Take the time to verify the address of each of your beneficiaries. If you do not provide correct and complete address information, we cannot follow your wishes in distributing your account balance in the event of your death.

•	If you are designating both primary and secondary beneficiaries, write “Primary” or “Secondary” after each beneficiary’s name. A secondary beneficiary would receive payment only in the event that your primary beneficiaries were no longer living at the time of your death.

CONSENT OF SPOUSE

If you are married and wish to designate someone other than or in addition to your spouse as beneficiary, your spouse must sign this form. Your spouse’s consent will reduce the potential for contested distribution of your account balance in the event of your death.